                                                                    Exhibit 99.1


[VIVENDI LOGO]


                       VIVENDI UNIVERSAL RESPONDS TO NEWS
                         REPORTS REGARDING USA NETWORKS


PARIS AND NEW YORK, DECEMBER 11, 2001 -- Concerning an article published this morning in the New York Post, Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] today made the following statement regarding the points raised in the article:


      - We can confirm that there have been ongoing discussions between Vivendi Universal and USA Networks, which may or may not lead to a business arrangement or agreement.

      - Figures printed in the article are totally absurd - even the lowest part of range.

      - In any case, those discussions will not result in creation of any new Vivendi Universal shares and all contemplated scenarios under review would result only in a limited amount of cash exit for the company.

      - Any transaction under review would result in accretion for Vivendi Universal shareholders.

      - Our first priority is to take advantage of the synergies of movie/TV production and distribution.




MEDIA RELATIONS CONTACTS:


   NEW YORK
   Anita Larsen
   212.572.1118
   Mia Carbonell
   212.572.7556

   PARIS
   Antoine Lefort
   011-33-1-71-71-1180
   Alain Delrieu
   011-33-1-71-71-1341